COMMENTS RECEIVED ON 05/01/2018

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund, Fidelity Flex Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, and Fidelity Freedom Index Income Fund

POST-EFFECTIVE AMENDMENT NO. 110

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

Fidelity Freedom Index Funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Freedom Index 2060 Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Premium Class of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.10% of its average net assets. This arrangement will remain in effect through May 31, 2020. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

If the reimbursement is subject to reimbursement, the Staff requests we disclose the terms of recoupment in the footnote.

R:

The reimbursement described in the footnote is subject to recoupment and we have updated the footnote as follows (new disclosure underlined):

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Premium Class of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.10% of its average net assets (the Expense Cap). If at any time during the current fiscal year expenses for Institutional Premium Class of the fund fall below the Expense Cap, FMR reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2020. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

Fidelity Freedom Index Funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Freedom Index 2060 Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Premium Class of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.10% of its average net assets. This arrangement will remain in effect through May 31, 2020. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff requests we file the agreement as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was [ ]% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy, credit quality, and maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization, credit quality, or maturity. Accordingly, we have not modified disclosure.

Fidelity Freedom Index Funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:     The Staff requests we disclose the specific index referenced in the “Fund Summary” section.

R:

The disclosure in question relates to the investment strategies of various the underlying funds in which the Freedom Index funds invest. Information regarding the indices for the underlying funds is available in each underlying fund’s prospectus. As a result, we believe the disclosure regarding the investment strategies of the Freedom Index funds is appropriate.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we clarify where each fund is on the “glide path” in the “Fund Summary” section.

R:

As noted in the prospectus, the “glide path” is designed to show how each fund's approximate asset allocation among underlying funds is expected to change over time. The prospectus further notes that a fund’s actual allocation may differ from the “glide path” illustration and, for the Freedom funds, that it does not depict any over-or underweight resulting from application of the funds’ active allocation strategy. For these reasons, we believe attempting to place each fund on the glide path depiction could be misleading to investors. As a result, we believe our current disclosure is appropriate.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Freedom Index Income Fund:

“Foreign Exposure.  Foreign markets, [particularly emerging markets,] can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. [Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.] [Foreign exchange rates also can be extremely volatile.]”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosures are appropriate.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Freedom Index Income Fund:

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

C:

Comment 1: Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).Comment 2: Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a) (20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined. Comment 3: Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.Comment 4: Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel. Comment 5: Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC. Comment 6: Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund. Comment 7:Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The funds do not have a principal investment strategy of investing in underlying funds that, in turn, invest in subsidiaries organized under the laws of the Cayman Islands. Accordingly, we have deleted this disclosure from the “Fund Summary” section of the prospectus.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff would like us to disclose in the “Principal Investment Strategies” section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R:

The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included “Subsidiary Risk” to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. However, based on the funds’ most recent allocation to underlying funds, each fund’s exposure to underlying funds that may invest in the Cayman subsidiary does not rise to the level of a principal investment strategy. Accordingly, we have not modified the disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Freedom Index Income Fund:

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. [Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value or result in delays in recovering securities and/or capital from a counterparty.] [A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease.] [The value of securities of smaller issuers can be more volatile than that of larger issuers.] [[Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) [ , including floating rate loans,][and certain types of other securities] involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities [ , including floating rate loans,] [and certain types of other securities] can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments [and can be difficult to resell].]”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy to invest in small cap stocks, mid cap stocks, growth stocks, and value stocks in the Principal Investment Strategies section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to small cap investing risk, mid cap investing risk, or growth or value stocks, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.